Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

Berkshire Hathaway Commits to $10 Billion Equity Investment in Occidental to Finance Acquisition of Anadarko

HOUSTON, April 30, 2019 (GLOBE NEWSWIRE) -- Occidental Petroleum Corporation (“Occidental” or “the Company”) (NYSE: OXY) announced today that, in connection with the financing of Occidental’s proposal to acquire Anadarko Petroleum Corporation (“Anadarko”) (NYSE: APC), Berkshire Hathaway, Inc. has committed to invest a total of $10 billion in Occidental. The investment is contingent upon Occidental entering into and completing its proposed acquisition of Anadarko.

Berkshire Hathaway will receive 100,000 shares of Cumulative Perpetual Preferred Stock with a liquidation value of $100,000 per share, together with a warrant to purchase up to 80.0 million shares of Occidental common stock at an exercise price of $62.50 per share. The preferred stock will accrue dividends at 8% per annum (or with respect to dividends that are accrued and unpaid, 9%).

On April 24, Occidental made a proposal to acquire Anadarko for $76.00 per share, comprised of $38.00 in cash and 0.6094 shares of Occidental common stock per Anadarko share. On April 29, Anadarko announced that its Board of Directors had determined that the proposal from Occidental could reasonably be expected to result in a Superior Proposal under its existing merger agreement and that it would engage with Occidental.

“We have long believed that Occidental is uniquely positioned to generate compelling value from Anadarko’s highly complementary asset portfolio. We are thrilled to have Berkshire Hathaway’s financial support of this exciting opportunity,” said Vicki Hollub, President and Chief Executive Officer of Occidental. “We look forward to engaging with Anadarko’s Board of Directors to deliver this superior transaction to our respective shareholders.”

The preferred stock to be issued to Berkshire Hathaway will be redeemable for cash (in whole or in part) at the option of Occidental commencing on the tenth anniversary of issuance at a redemption price equal to 105% of the liquidation preference plus accumulated and unpaid dividends, if any. The preferred stock will also be mandatorily redeemable for cash (in whole or in part) upon certain specified capital return events. Dividends will be paid in cash or, at Occidental’s option, in shares of Occidental common stock. The warrant to be issued with the preferred stock may be exercised in whole or in part and from time to time, until one year after the redemption of the preferred stock.

The preferred stock and the warrant are being issued and sold in a private offering.

About Occidental

Occidental is an international oil and gas exploration and production company with operations in the United States, Middle East and Latin America. Headquartered in Houston, Occidental is one of the largest U.S. oil and gas companies, based on equity market capitalization. Occidental’s midstream and marketing segment purchases, markets, gathers, processes, transports and stores hydrocarbons and other commodities. The company’s wholly owned subsidiary OxyChem manufactures and markets basic chemicals and vinyls. Occidental posts or provides links to important information on its website at oxy.com.

Forward Looking Statements

Any statements in this press release about Occidental’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko, benefits and synergies of the proposed transaction and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: the ultimate outcome of any possible transaction between Occidental and Anadarko, including the possibility that Anadarko will reject the proposed transaction with Occidental or that the terms of any definitive agreement will be materially different from those described above; uncertainties as to whether Anadarko will cooperate with Occidental regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including the receipt of Anadarko stockholder approval and receipt of Occidental stockholder approval; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction, including completion of the Berkshire Hathaway investment; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this press release and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This press release relates to a proposal which Occidental has made for an acquisition of Anadarko. In furtherance of this proposal and subject to future developments, Occidental (and, if a negotiated transaction is agreed, Anadarko) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This press release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Occidental and/or Anadarko, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental (if and when available) will also be made available free of charge by accessing Occidental’s website at www.oxy.com.

Participants

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Contacts

Media:
Melissa E. Schoeb
713-366-5615
melissa_schoeb@oxy.com

or

Investors:
Jeff Alvarez
713-215-7864
jeff_alvarez@oxy.com

Dan Burch
MacKenzie Partners, Inc.
212-929-5748
dburch@mackenziepartners.com